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03012961

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ITED STATES
) EXCHANGE COMMISSION
Wasnington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2003 WASH, D.C. 165

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47178

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Thornwater Company L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Wall Street 11th Floor

(No. and Street)

New York	NY	10008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis Duffy 212 806-1052

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John P. Comparato, CPA

(Name — *if individual, state last, first, middle name*)

207 Hallock Road Suite 208 Stony Brook, New York 11790

(Address) (City) (State) Zip Code)

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 20 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Robert Grabowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Thornwater Co. LP, as of December 31, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President, CEO

Title

Notary Public BARRY M. FERRARI
NOTARY PUBLIC, State of New York
No. 01FE5070335
Qualified in Orange County
Commission Expires December 9, 2026

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE THORNWATER COMPANY, LP

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2002

THE THORNWATER COMPANY, LP

INDEX

DECEMBER 31, 2002

207 Hallock Road ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.0181 Fax

JOHN P. COMPARATO C.P.A., P.C.

February 24, 2003

To The Board of Directors
The Thornwater Company LP.

We have audited the accompanying statements of financial condition of The Thornwater Company LP as of December 31, 2002, and the related statements of operations, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Thornwater Company LP as of December 31, 2002, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a –5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John P. Comparato

THE THORNWATER COMPANY, LP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
CURRENT ASSETS	
Cash and Cash Equivalents	$ 55,606
Commissions Receivable & Clearing Deposits	246,762
Other Receivables	83,870
Employee Loans and Advances	593,223
Other Assets	124,207
	1,103,668
FIXED ASSETS	
Net of Accumulated Depreciation of $ 251,530	162,837
TOTAL ASSETS	$ 1,266,505
LIABILITIES AND PARTNERS' CAPITAL	
CURRENT LIABILITIES	
Commissions Payable	$ 208,654
Accounts Payable and Accrued Expenses	336,313
Lease Obligations Payable	1,055
	546,022
OTHER LIABLILITIES	
Subordinated Loans Payable	190,000
PARTNERS' CAPITAL	530,483
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 1,266,505

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

THORNWATER COMPANY, LP

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUE	
Trading Profits <Losses>	<61,845>
Commission Income	2,757,160
Interest Income	10,396
Investment Banking	1,040,378
TOTAL REVENUE	3,746,089
EXPENSES	
Employee Compensation and Benefits	2,919,900
Occupancy Costs	348,156
Communication and Quotation Costs	631,629
Travel & Promotion	504,270
Brokerage and Clearing Costs	247,897
Interest Expense	22,660
Professional Fees	213,343
Depreciation Expense	46,452
Buy-Out Expense	426,678
Other Operating Expenses	145,041
TOTAL EXPENSES	5,506,026
NET LOSS	$<1,759,937>

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

THE THORNWATER COMPANY LP

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2002

	General Partner	Limited Partners Units	Limited Partners Amounts	Total
Balance, Jan. 1, 2002	$ 1,314,544	87	$ <890,985>	$ 423,559
Contributions	95,818		1,771,043	1,866,861
Net Loss	<17,599>		<1,742,338>	<1,759,937>
Balance, December 31, 2002	$ 1,392,763	87	$ <862,280>	$ 530,483

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

THE THORNWATER COMPANY LP

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

OPERATING ACTIVITIES	
Net Loss	$ <1,759,937>
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	47,862
Changes in Operating Assets and Liabilities:	
Decrease in Commissions Receivable & Clearing Deposits	136,801
Decrease in Marketable Securities Owned	3,600
Decrease in Commissions Payable	<180,476>
Increase in Other Assets	<39,071
Increase in Accounts Payable and Accrued Expense	80,098
Increase in Employee Loans and Advances	<170,614>
Increase in Other Receivables	<83,870>
NET CASH USED BY OPERATING ACTIVITIES	<1,965,607>
INVESTING ACTIVITIES:	
Purchase of Fixed Assets	<16,139>
FINANCING ACTIVITIES:	
Increase in Partners' Capital Contributions	1,866,861
NET DECREASE IN CASH	<114,885>
CASH AT BEGINNING OF PERIOD	170,491
CASH AT END OF PERIOD	$ 55,606

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

THE THORNWATER COMPANY LP

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2002

Subordinated Liabilities at January 1, 2002	$ 190,000
Changes in Subordinated Borrowings	--
Subordinated Liabilities at December 31, 2002	$ 190,000

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

THE THORNWATER COMPANY LP

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

a) Revenue Recognition

Customer security transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Partnership are recorded on a trade date basis. Investment banking revenue is recorded as follows: management fees on offering date, sale concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

b) Valuation of Securities Owned

Securities owned are carried at market value with the resulting unrealized gains and losses recognized currently in operations.

NOTE 2 – RECIEVABLE FROM CLEARING BROKER

The Partnership's clearing operations are provided by one broker. At December 31, 2002, the commission receivable from clearing broker reflected in the statement of financial condition is due from this clearing broker in connection with such services. The clearing broker has the right to charge the Partnership for unsecured losses that result from a customer's failure to complete those security transactions. Included in the caption Commissions Receivable & Clearing Deposits is a $100,000 deposit per the partnership's agreement with the clearing broker.

NOTE 3 – RELATED PARTY TRANSACTIONS

Employee Loans & Advances include amounts due from brokers who have agreed to repay them from future commissions earned. Included in these advances are advances in the amount of $66,400 to a controlling shareholder of the Partnership's general partner.

THE THORNWATER COMPANY LP

NOTES TO FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED DECEMBER 31, 2002

- Twenty percent (20%) of the Partnership's net annual profit; and

- interest at the rate of ten (10%) per annum on their capital contribution to be accrued and paid with the return of their capital contributions.

- fifty percent (50%) of the Partnership's allocation of underwriter warrants, options or issuer common stock (on initial public offerings); and

- one hundred percent (10%) return of their capital contribution upon the fifth anniversary.

- As of December 31, 2002 a total of 87 partnership units have been issued.

2) Lease Commitments

The Partnership has a lease agreement for office facilities in New York City. The lease provides for a fixed minimum commitment plus escalation. Future minimum rental commitments under this lease are as follows:

Year Ended December 31,	
2003	128,586
2004	128,586

3) Litigation

a) The Partnership is currently involved in a civil suit with a customer who claims damages of $400,000. The Partnership intends to defend its position in this matter. The outcome is unknown and, accordingly, no adjustment has been made to the financial statements to reflect these matters. This is consistent with the treatment of this matter in the prior year's financial statements.

b) The Company is currently involved in arbitration with three of its customers over losses incurred in connection with the Company's management of their retail accounts. Those arbitration ("litigation") complaints seek damages of approximately $400,000. The Company will continue to defend its position in these matters. The outcome is unknown and, accordingly, no adjustment has been made to the financial statements to reflect these matters.

4) Liquidity

The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to settle its litigation against it on favorable terms and ultimately to attain profitability.

THE THORNWATER COMPANY LP

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002

NET CAPITAL	
Partners' Capital	$ 530,483
Add:	
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	190,000
Total Capital and Allowable Subordinated Liabilities	720,483
Deductions and /or Charges:	
Non-allowable Assets	674,591
Net Capital Before Haircuts on Securities Positions	45,892
Haircuts and Undue Concentration on Securities Positions	--
Net Capital	$ 45,892
AGGREGATE INDEBTEDNESS	
Items Included in the Statement of Financial Condition:	
Accounts Payable and Accrued Expenses	336,313
Other Payables	4,033
	$ 340,346
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required (Formerly $100,000)	$ 5,000
Excess Net Capital @ 1000%	11,857
Ratio: Aggregate Indebtedness to Net Capital	7.42 to 1

There is no difference between this audited computation of net capital and that included in the Company's unaudited December 31, 2002 Focus PartIIA filing.

207 Hallock Road ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.0181 Fax

JOHN P. COMPARATO C.P.A., P.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To The Board of Directors
The Thornwater Company LP

We have examined the financial statements of The Thornwater Company LP for the year ended December 31, 2002 and have issued our report therein dated February 24, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-13 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c 3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility

are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors of irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of The Thornwater Company LP as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be any used for other purpose.

John I Corgand